UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 18, 2005

                        Commission File Number: 001-32305

                                    CORPBANCA
                  ---------------------------------------------
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago Chile
                         ------------------------------
                     (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No    X
                                ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        .
                                                 --------

     On May 18, 2005, Corpbanca announced unaudited consolidated financial results for the first quarter of 2005. A copy of the announcement is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


  Date:  May 19, 2005


                                     CORPBANCA


                                     By: /s/ Camilo Morales Riquelme
                                         ---------------------------------------
                                         Name:  Camilo Morales Riquelme
                                         Title: Division Manager - Planning and
                                                Development Control

                                  EXHIBIT INDEX



Exhibit   Description

99.1 Corpbanca announcement, dated May 18, 2005, covering unaudited consolidated financial results for the first quarter of 2005.